1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

FOIA Confidential Treatment Requested
Pursuant to 17 CFR 200.83

February 27, 2015

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)
Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 25, 2014
Response Letter Dated December 23, 2014
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2015, with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2014, File No. 001-33628, filed with the Commission on August 25, 2014 (the “2014 Annual Report”).

We are also concurrently providing certain information responsive to Comment 2 in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Supplemental Letter.

Securities and Exchange Commission
February 27, 2015

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 94

1.	Your response to comment 1 in our letter dated December 12, 2014 indicates that you receive “more than adequate information to make an independent determination at any given time about whether a well-in-progress should remain in unevaluated properties or whether sufficient information is known in order to conclude that the well is going to be assigned proved reserves or not.” Please address the following:

•	Describe the factors that have prevented you and/or the operator from completing the reserve determination process to date in accordance with Rule 4-10(c)(3)(ii)(C) of Regulation S-X. Your response should include a description of any technical and economic obstacles.

•	Identify the factors and/or conditions that need to occur or be resolved before reserve determination is possible and address the potential timing of reaching that type of resolution.

•	We note you cannot accurately estimate or definitively predict the anticipated timing of when costs of these exploratory wells will be transferred into your amortization computation. Please describe for us the extent to which you could disclose an anticipated or most likely timeline to address the disclosure requirement per Rule 4-10(c)(7)(ii) of Regulation S-X.

RESPONSE:

We acknowledge the SEC’s comment and respectfully submit that in the Company’s quarterly report for the second fiscal quarter ended December 31, 2014, filed with the SEC on February 9, 2015, each of the wells-in-progress was transferred from unevaluated properties to evaluated properties.  The Lomond North well in progress was assigned proved reserves and transferred to evaluated as of December 31, 2014 based on the results of a flow test completed on the well in December 2014.  We also transferred the Davy Jones and the Blackbeard East wells in progress to evaluated properties as of December 31, 2014. We were able to make this determination based on Freeport McMoran’s (the third party operator) decision to abandon the Davy Jones well and their decision to let the lease expire with respect to the Blackbeard East well in progress, each in the fourth calendar quarter of 2014.  We do not presently have any other exploratory wells in progress.

Securities and Exchange Commission
February 27, 2015

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

2.	Your response to comment 2 in our letter dated December 12, 2014 states that in your final 2015 capital budget, “certain PUD wells accounting for approximately $50 million in future development costs were rescheduled from fiscal 2015 to fiscal 2016 or 2017, which remained within five years of the date of initial booking of those PUD reserves.” Please tell us about the extent to which you have historically rescheduled the drilling of PUD wells and address the following:

•	Submit a schedule, similar to the table submitted in response to comment 3 in our letter dated November 5, 2014, of PUD volumes by year of initial booking for each of the last five fiscal years.

•	Submit a schedule illustrating when your PUDs were scheduled for drilling compared to the fiscal year in which they were actually drilled for the periods noted above.

RESPONSE:

In response to the Staff’s comment, we have provided the requested schedules in the Supplemental Letter. We have requested confidential treatment for the response to this comment.

3.	We note from your response to comment 3 in our letter dated December 12, 2014 that there is competition for prioritization of PUD projects among your internal development teams. Please describe the procedures undertaken in preparing your reserve estimates that are intended to ensure that PUDs are only claimed for locations where you have adopted a development plan and where you are able to demonstrate that the reasonable certainty criteria has been met. As part of your response, explain how prior instances of rescheduling PUD locations impact your assessment of those locations as PUD reserves in subsequent periods. Also, describe the process of reconsideration that occurs when evaluating other opportunities (i.e., the mechanism by which final investment decisions are revised) and describe any internal controls you have established over this process.

RESPONSE:

Respectfully, we submit that our internal and external procedures regarding the scheduling of our PUD reserves and review of previously booked PUDs are thorough and sufficient to assure that the reasonable certainty of development plan criteria continues to be met. These procedures require the ongoing review of the prior final investment decisions made by the highest levels of management in the context of significant newly available information and changes in circumstances. The process of prioritization to which we referred with respect to our PUDs occurs in the annual development of our long range plan (our “LRP”), which takes place over several months, usually between November and January of each of our fiscal years.

Securities and Exchange Commission
February 27, 2015

The annual development of our LRP is a robust and extensive process that involves the inputs of a variety of groups within the Company, consisting of the origination of new projects and reevaluation of existing projects by our Exploitation and Engineering (“E&E”) group, Well Operations group, Operations group, Corporate Planning group, Accounting group and Corporate Reserves group, the latter of which consults regularly with our external petroleum engineers in the course of their preparation of their annual audit of our proved reserves. Our LRP review process focuses on creating a comprehensive three-year development plan, coupled with a further review of PUD projects to be scheduled for years four and five. Previously scheduled exploratory and developmental projects are reviewed as part of the total available inventory of 3P opportunities, which for fiscal year 2014 involved the review of approximately 300 well bore projects. We consider the latest available data concerning future prices, costs, updated rig and other equipment availability and other external developments, as well as revised estimates of recoverable volumes and status of drilling obligations. Armed with that information, we rank our projects based on reevaluated investment criteria, giving deference to the generally applicable five year development window for PUD projects. We then narrow down the inventory to an optimized plan reflecting the wells per year for each of the three years in our LRP (and longer for PUD projects scheduled beyond such years).

In our annual reevaluation of our LRP, our E&E group reviews existing PUDs and adds new opportunities based on technical work and any new information that became available since the last LRP cycle. A large range of data is reviewed during this period, including booked reserves, seismic data, logs from recently drilled wells, oil in place, new leases, lease holding status, drilling, completion and facility costs and availability of rigs. Our Well Operations group is responsible for analyzing capital expenditures associated with reserves/resources development and rig availability. Our Operations group is responsible for analyzing facilities needs associated with reserves/resources development. Our Accounting group calculates and provides information related to general and administrative expenses, depreciation, depletion and amortization and asset retirement obligation, and our Corporate Planning group focuses on coordination, executive presentation, portfolio optimization, financing costs, prices and financial modeling, giving due regard for the availability of capital. Our Corporate Reserves group is responsible for assimilating the data, providing input in the LRP process and preparing the reserve reports complying with SEC definitions, including internal controls responsibility for assuring appropriate certainty criteria are met with respect to proved reserves. The Corporate Reserves group also works closely with our external petroleum engineers responsible for conducting an annual audit and providing the requisite audit report on our fiscal year end reserves estimates. The Corporate Reserves group performs the internal controls function related to review of certainty criteria required and assuring accurate data transfers for reserves bookings. The external audit of all of the Company’s reserves provides further assurances.

The procedure for approving our LRP is a ground-up process that involves multiple layers of review. The process begins with approval from our cross functional asset teams made up from members of our E&E, Well Operations and Operations groups followed by approval from our regional vice presidents, senior vice presidents, and our management team, including our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The final layer of review is the approval of our LRP by our board of directors. We believe that this multi-layer approval process ensures the accuracy and completeness of our long-range plan. Those approvals, and ultimate sanction by our board of directors, constitute the final investment decision to move forward with the LRP, including the PUD projects included therein. To the extent that reevaluations or rescheduling of previously booked PUDs based upon new information occur, they typically occur in connection with the annual LRP process and related management sanction.

Securities and Exchange Commission
February 27, 2015

We respectfully submit that at the time of the adoption of our annual LRP, the Company is, and has been, fully committed to the projects included therein as scheduled. We believe that approval of our LRP on an annual basis constitutes a final investment decision; however, we are unable to ignore additional information when it becomes available and significant subsequent events when they occur. The oil and gas business is dynamic and is subject to significant swings in oil and gas prices (as is evidenced in the last few months from the dramatic decline in oil prices), significant technological changes in drilling methods (as is evidenced from the shift from vertical to horizontal drilling) and many other external events that may cause oil and gas companies to reevaluate their drilling schedules throughout the year. These constantly changing circumstances require that we take a dynamic view of our LRP from year to year and develop and optimize our PUD project schedule based on the best information available at the time we are developing the LRP, even if that results in rescheduling or reprioritizing PUD projects. To do otherwise would be inconsistent with responsible management of any modern oil and gas company. With the horizontal drilling revolution and dramatic events occurring in the Gulf of Mexico, the U.S. exploration and production business has seen more significant changes in the last five to ten years than in the prior 30 years combined. As a high-growth domestic exploration and development company (with proved reserves increasing by over 300% during the past five years), the Company has experienced numerous external events which require dynamic management and trigger reevaluation of some of our development projects. Some of the more significant events and developments affecting the Company’s PUDs in the past five years have included:

•	the integration into our LRP of the significant properties we acquired from ExxonMobil in December 2010 and their effect on the relative attractiveness of our pre-existing PUDs;

•	non-core asset dispositions in fiscal year 2011 and fiscal year 2014;

•	the effects of the significant fall in commodity prices during 2008 and 2009, coupled with the concurrent economic crisis and lack of access to capital for drilling PUDs that were originally scheduled for drilling during those periods;

•	changes in the regulatory environment resulting from the Macondo incident, which impacted our ability to drill certain of our PUDs on the originally planned schedule for their development;

•	adverse weather events such as hurricane Ike and Gustav and tropical storms Lee and Isaac causing damage to our facilities and delaying our drilling operations;

Securities and Exchange Commission
February 27, 2015

•	the development of horizontal drilling, which resulted in our de-booking a meaningful number of vertical PUD locations in favor of new or different horizontal PUD locations; and

•	our reevaluation of our existing PUDs in light of the properties we expected to acquire in the EPL acquisition in June 2014.

In conclusion, we respectfully submit that, while many of these events, together with updated information concerning such items as pricing, costs, regulation, drilling results and equipment availability, have resulted in some significant reprioritization and rescheduling of PUD projects year to year, it was the result of a very dynamic business and not an indication of lack of management commitment and prior investment decisions with respect to PUD development.

* * * * *

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/ Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan